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                                                                    EXHIBIT 99.1
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N E W S   R E L E A S E

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INVESTOR CONTACTS:
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
Suresh Kumar                                   Clarence Fu
(1) 408.941.1110                               (65) 6360.4060
sureshk@charteredsemi.com                      cfu@charteredsemi.com

MEDIA CONTACTS:
For Chartered:                                 Chartered Singapore:
Laurie Stanley, Wired Island, Ltd.             Maggie Tan
(1) 510.656.0999                               (65) 6360.4705
laurie@wiredislandpr.com                       tanmaggie@charteredsemi.com
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                CHARTERED NAMES CHIA SONG HWEE PRESIDENT AND CEO

SINGAPORE -- JUNE 25, 2002 -- Chartered Semiconductor Manufacturing (Nasdaq:
CHRT and SGX-ST: CHARTERED), one of the world's top three silicon foundries, today announced that its board of directors has named Chia Song Hwee president and CEO, effective today. He also joins the Company's board of directors. Chia, previously Chartered's senior vice president, chief financial officer and chief administrative officer, succeeds Jim Norling who had been serving as interim CEO since April 2002.

"Chia is a natural and committed leader. He brings to the job an ideal blend of financial and business acumen, drive and passion for success. After completing a comprehensive global search process, the board decided that Chia was the best person to lead the Chartered team to its next level of performance and growth," said Ho Ching, chairman of Chartered's board of directors.

Since joining the company in 1996, Chia's responsibilities have steadily expanded to include the areas of finance, strategic development, technology alliances, and legal. He played a leadership role in forming Chartered's key partnership and business relationships over the past several years. As a principal member of the Office of the President since August 2000, Chia further broadened his involvement in the market, customer, and technology aspects of the business.

Chia joined Chartered from Schlumberger, a global services company, where he quickly moved through control and finance positions of increasing responsibility.
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"As I return now to my role as deputy chairman, I'm delighted with the board's selection," said Jim Norling. "Chia understands the industry from both a finance and business perspective. That coupled with his strong leadership and communications skills make him ideally suited to lead Chartered at this stage in its growth and development."

"I'm honored by the board's decision and excited to have the opportunity to lead the Chartered team. The foundry industry is entering perhaps the most exciting phase of its growth and development. I'm anxious to build on the prior gains and accelerate Chartered's current momentum," said Chia Song Hwee.

In conjunction with Chia's appointment, the board also named George Thomas as vice president and chief financial officer, succeeding Chia. Thomas, previously vice president of finance, joined Chartered in May 2000 as group controller.


ABOUT CHARTERED

Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab in the process of being developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 4,000 employees are based at 12 locations around the world. Information about Chartered can be found at www.charteredsemi.com.